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               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-9601

(Check one)
[X] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For period ended March 31, 1996-------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the transition period ended-------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:-----------------

- -------------------------------------------------------------------------------



                             PART I
                     REGISTRANT INFORMATION

                   K-V PHARMACEUTICAL COMPANY
                    (Full name of registrant)

                     2503 SOUTH HANLEY ROAD
             (Address of principal executive office)

                    ST. LOUIS, MISSOURI 63144
                   (City, State and Zip Code)


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                             PART II
                     RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date or if such date is not a business day during which the Commission is open for business, the next business day; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached.


                            PART III
                           NARRATIVE

     The Company is unable to timely file its Annual Report on Form 10-K for the year ended March 31, 1996 because the Company's new independent auditors, BDO Seidman, LLP, will not complete their audit of the Company's financial statements for the year ended March 31, 1996 prior to the expiration of the 90 day period following the end of the fiscal year during which the Company is required to file such report under the applicable regulations under the Securities Exchange Act of 1934, as amended.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                Gerald R. Mitchell                (314) 645-6600
                   (Name)                       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months been filed?
                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes  [ ] No



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     K-V Pharmaceutical Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  July 1, 1996            By:            /s/ Gerald R. Mitchell
                                 ----------------------------------------------
                                   Gerald R. Mitchell, Vice President-Finance


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                        June 28, 1996





Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Gentlemen:

     This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

     We are the independent auditors of KV Pharmaceutical Company (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended March 31, 1996 because our Firm has not yet completed our audit of the consolidated financial statements of the Registrant for the year ended March 31, 1996, and is therefore unable to furnish the required opinion on such consolidated financial statements.

     We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's consolidated financial statements and furnish the required opinion for a timely filing because we were not engaged to audit the consolidated financial statements for the years ended March 31, 1996, 1995 and 1994 until May 24, 1996 and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

                                   Very truly yours,


                                   /s/ BDO Seidman, LLP

                                   BDO Seidman, LLP

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